P.O. Box 370
Kirkland Lake, Ontario  P2N 3J7, Canada

May 10, 2007	Symbol – TSX & AIM: KGI

SHARES ISSUED UNDER SOUTH CLAIMS ACQUISITION

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it has received regulatory approval for, and completed the issuance of, the first tranche of shares to be issued to the vendor of the South Claims. The Company issued 12,940 common shares valued at C$125,000. The shares are subject to restrictions on transfer until September 4, 2007. To complete its purchase obligations, the Company must issue a further C$175,000 worth of shares and pay a further $175,000 to the vendor by January 15, 2010. For complete details see the Company’s press release dated April 17, 2007.

An application has been made to the AIM Market of the London Stock Exchange for the 12,940 common shares issued on closing to be admitted. It is expected that admission will be effective on May 11, 2007.

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

For further information, please contact:

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com
Chelsea Hayes Pelham Public Relations Phone +020 7743 6675 E-mail: chelsea.hayes@pelhampr.com	AIM NOMAD: Canaccord Adams Limited Email: clayton.bush@canaccordadams.com
Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.